March 28, 2019

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Anne Parker
J. Nolan McWilliams
Melissa Raminpour
Melissa Gilmore

Re:	Lyft, Inc. (“Lyft”)
Registration Statement on Form S-1
File No. 333-229996

Ladies and Gentlemen:

Reference is made to the discussions on March 27, 2019, between J. Nolan McWilliams of the staff of the Securities and Exchange Commission (the “Staff”) and Rezwan D. Pavri of Wilson Sonsini Goodrich & Rosati, P.C., Lyft’s outside counsel.

As requested by the Staff, I, Kristin N. Sverchek, Lyft’s General Counsel and Secretary, hereby confirm that, to my knowledge, no member of Lyft’s management or board of directors, nor any member of the underwriting syndicate involved in Lyft’s initial public offering of shares of Lyft’s Class A common stock relating to the above referenced Registration Statement on Form S-1 (the “IPO”), have made any statements to the media regarding the pricing of the IPO.

*****

Securities and Exchange Commission

March 28, 2019

Please direct any questions with respect to this Letter to me at (415) 236-0169 or kristin@lyft.com.

Sincerely,
LYFT, INC.

/s/ Kristin N. Sverchek
Kristin N. Sverchek
General Counsel and Secretary

cc:	Logan Green, Lyft, Inc.
John Zimmer, Lyft, Inc.
Brian K. Roberts, Lyft, Inc.
David V. Le, Lyft, Inc.
Kevin C. Chen, Lyft, Inc.
Christopher M. Reilly, Lyft, Inc.

Katharine A. Martin, Wilson Sonsini Goodrich & Rosati, P.C.
Rezwan D. Pavri, Wilson Sonsini Goodrich & Rosati, P.C.
Lisa L. Stimmell, Wilson Sonsini Goodrich & Rosati, P.C.
Andrew T. Hill, Wilson Sonsini Goodrich & Rosati, P.C.

Richard A. Kline, Goodwin Procter LLP
An-Yen E. Hu, Goodwin Procter LLP